Announcing for Subsidiary (Light Era Development Co., Ltd.) of Disposing Real Estate

Date of events: 2014/08/01

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North

District, Taichung City): Land located at No.583 (right range 58938/62600), 595-1 ChengZhong Section, Zhongzheng Dist., Taipei City. Building No. 633, 634, 635, 636, 637, 638, 639, 642, 652 ChengZhong Section, Zhongzheng Dist., Taipei City.

2.	Date of the occurrence of the event: 2014/08/01~2014/08/01

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price: Land: 650.38 square meters; Buildings: 4111.08 square meters; Total transaction price: NT$1,230,000,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):A natural person and not an actual related party

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): The anticipated profit will be approximately NT$580,000,000.

8. Terms of delivery or payment (including payment period and monetary amount): The payment will be made according to the contract in the future

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction is price negotiation; The price is decided with references of three real estate appraisal firms; Decision-making department: board of directors of subsidiary (Light Era Development Co., Ltd.).

10. Name of the professional appraisal institution and its appraisal amount: 1.G-Beam Real Estate Appraisers Firm, Normal price: NT$1,256,314,700, Specific price: NT$1,148,730,600. 2. CCIS Real Estate Joint Appraisers Firm, Normal price:

NT$1,309,698,181, Specific price: NT$1,166,668,200. 3. Honda Appraisers Joint Firm, Normal price: NT$1,283,009,706, Specific price: NT$1,147,713,467.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12.	Is the appraisal report price a limited price or specific price? : Yes

13.	Has an appraisal report not yet been obtained? : No

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker's fee: G-Hesheng Construction Co., Ltd., NT$12,300,000

16.	Concrete purpose or use of the acquisition or disposition: To enhance the shareholders’

equities

17.	Do the directors have any objection to the present transaction?:No

18.	Any other matters that need to be specified: No